May 5, 2023

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street NE

Washington, D.C. 20549-3561

Attn: Jimmy McNamara and Tim Buchmiller

Re: China Health Industries Holdings, Inc.
Amendment No. 2 to Annual Report on Form 10-K for Fiscal Year Ended June 30, 2022
Filed April 10, 2023
File No. 000-51060

Dear Mr. McNamara and Mr. Buchmiller:

This letter is being furnished in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) that was contained in the Staff’s letter dated April 27, 2023 (the “Comment Letter”), to China Health Industries Holdings, Inc (the “Company”) with respect to the Company’s Amendment No.2 to Annual Report on Form 10-K (the “10-K”) for the fiscal year ended June 30, 2022 filed with the Commission on April 10, 2023 (File No. 000-51060).

Set forth below is the Company’s response to the Staff communicated in its Comment Letter. For ease of reference, the Staff’s comment is reproduced below and is followed by the Company’s response in bold.

Amendment No. 2 to Annual Report on Form 10-K for Fiscal Year Ended June 30, 2022

General

We note from your response to prior comment 5 that if the company is subject to the Form 10-K Item 9C requirements at the time you file your 10-K for FY 2023 that you will include disclosure that "[t]he Company falls within the definition of "Commission-Identified Issuer" and that "[t]he company herein confirms that it is not owned or controlled by any governmental entity in the foreign jurisdiction." Please be advised that the company is subject to the requirements of Form 10-K Item 9C because it was conclusively identified as a "Commission-Identified Issuer" on October 21, 2022. Accordingly, please comply with Item 9C(a) on or before the due date for your fiscal year 2023 Annual Report. Refer to Staff Statement on the Holding Foreign Companies Accountable Act and the Consolidated Appropriations Act, 2023 at https://www.sec.gov/news/statement/statement-hfcaa-040623https://www.sec.gov/news/statement/statement-hfcaa-040623.

Response: In response to the Staff’s comment, the Company has taken note to the requirements of Form 10-K Item 9C, the Company will comply with the rules and disclose as proposed in the last response letter accordingly.

Should any questions arise in connection with this response letter, please contact Elizabeth F. Chen, Esq. from Pryor Cashman LLP, counsel to the Company at 212-326-0199 or echen@pryorcashman.com.

Sincerely yours,

China Health Industries Holding, Inc.

/s/ Xin Sun
Xin Sun
Chief Executive Officer
(Principal Executive Officer)

cc:	Elizabeth F. Chen, Esq. Pryor Cashman LLP